UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.  )

                             DOMINION BRIDGE CORPORATION
                          ---------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, PAR VALUE $.001
                          ---------------------------------
                            (Title of Class of Securities)


                                       257192-1
                                  -----------------
                                    (CUSIP Number)

                                 Michael E. McGinnis
                                Chairman and President
                               American Eco Corporation
                                154 University Avenue
                                      Suite 200
                                   Toronto, Ontario
                                    Canada M5H 3Y9
                                    (416) 340-2727
          -----------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  FEBRUARY 20, 1998
                           -------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D



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          CUSIP No.  2571921-10-5
                    ---------------
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          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               AMERICAN ECO CORPORATION
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [ ]
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          3    SEC USE ONLY
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          4    SOURCE OF FUNDS*

               WC
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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
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          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Ontario, Canada
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          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          -----------------------------------------------------------------

               7    SOLE VOTING POWER

                    2,116,385 (includes warrants for 192,308 shares)

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               8    SHARED VOTING POWER

                                         -0-
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               9    SOLE DISPOSITIVE POWER

                    2,116,385 (includes warrants for 192,308 shares)
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               10   SHARED DISPOSITIVE POWER

                                         -0-
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          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,116,385 (includes warrants for 192,308 shares)
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          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
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          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.7%
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          14   TYPE OF REPORTING PERSON*

                    CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                    The securities covered by this Schedule 13D are shares of common stock, par value $.001 (the "Common Stock"), of Dominion Bridge Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 500 Notre Dame Street, Lachine, Quebec, H8S 2B2 Canada.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    American Eco Corporation ("American Eco") is organized under the laws of the Province of Ontario, Canada. American Eco's principal executive offices are located at 154 University Avenue, Suite 200, Toronto, Ontario, M5H 3Y9 Canada.

                    American Eco is a single-source provider of industrial support services and specialty fabrication products to the hydrocarbon processing, power generation and forest product industries in the United States and Canada. The common shares of American Eco are quoted on the Nasdaq National Market under the symbol ECGOF and on The Toronto Stock Exchange under the symbol ECX.

                    See Schedule A attached hereto for a listing of American Eco's executive officers and directors.

                    During the five years immediately preceding the filing of this report on Schedule 13D, neither American Eco nor any person on Schedule A annexed hereto has been convicted in a criminal proceeding; a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    Pursuant to a Securities Purchase Agreement, dated as of February 20, 1998, between American Eco and the Company, American Eco purchased 1,923,077 units (the "Units") from the Company at U.S. $2.60 per Unit, or an aggregate purchase price of US $5 million. Each Unit consists of one share of the Company's Common Stock and 1/10 of a Company Common Stock Purchase Warrant (the "Warrant"). Each whole Warrant is exercisable for the purchase of one share of the Company's Common Stock at $3.00 per share through February 20, 2001. The Securities Purchase Agreement was the first step in a proposed series of transactions between the Company and American Eco pursuant to a Letter of Intent, dated February 20, 1998, between the two companies, see Items 4 and 7 of this Report.

                    American Eco obtained the funds for the purchase of the Units from its working capital.

                    Pursuant to American Eco's pre-existing bank Credit and Guaranty Agreement, American Eco is to pledge to the banks the shares of the Company's Common Stock and Warrants as additional collateral.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    The following discussion responds to paragraphs (a),
          (b), (d), (e), (g), (h) and (i) of Item 4. Paragraphs (c), (f) and (j) of Item 4 are not applicable.

                    Several months ago the Company indicated that it was seeking an acquisition partner. American Eco was among the companies which negotiated with the Company. On December 9, 1997, American Eco entered into a confidentiality agreement with respect to confidential information it may receive regarding the Company. During January 1998, American Eco discussed with the Company's management and investment bankers proposals to acquire the Company.

                    On February 2, 1998, the Company and American Eco signed a letter of intent with respect to (i) the purchase by American Eco, in a private placement, of the 1,923,077 Units by February 6, 1998 (which date was extended to February 12, 1998);
          (ii) a $25 million loan facility to the Company from American Eco; (iii) a management agreement whereby American Eco would provide the Company with management services in connection with its ongoing, day-to-day operations; and (iv) an acquisition transaction whereby American Eco (or a wholly-owned subsidiary) and the Company would enter into a merger agreement providing for the merger (the "Merger") of the Company with a newly-formed wholly-owned subsidiary of American Eco.

                    On February 6, 1998, American Eco and the Company entered into the Securities Purchase Agreement. The February 2 letter of intent was placed in escrow pending the closing of the Securities Purchase Agreement as the letter of intent would have been null and void ab initio if the Securities Purchase Agreement did not close by 5:00 PM, Montreal time, on February 12. Not all of the closing conditions had been fulfilled by the stated deadline so that letter of intent became null and void.

                    The parties subsequently resumed negotiations which resulted into the entry of a new letter of intent, dated February 20, 1998 (the "Letter of Intent"). The Letter of Intent essentially followed the February 2 letter of intent, and also contained an addendum with respect to post-acquisition matters relating to Michel L. Marengere, Nicolas Matossian and Rene Amyot, executive officers and directors of the Company. The Letter of Intent provides that until April 6, 1998 (subject to execution of the Loan Facility Agreement and Management Agreement by March 23), the Company will deal exclusively with American Eco to enter into (i) a Loan Facility Agreement providing for loans from American Eco to the Company for up to $25 million to be drawn down based upon an assessment of the Company's working capital requirements, together with interest at 9% per annum payable monthly, repayable in 12 monthly installments upon termination of negotiations and secured by a second security interest in the Company's assets, plus the Company would issue warrants to American Eco for up to 10% of the outstanding shares of the Company's Common Stock pro rata with the amount of borrowings; (ii) a Management Agreement for American Eco to provide management services in connection with the Company's ongoing, day-to-day operations, including having officers of American Eco given responsibilities within the Company's organization which are customarily performed by a corporation's CEO and CFO, for a fee of $100,000 a month, which fee would be increased to $250,000 a month if a definitive merger agreement is not entered into, plus expenses; and (iii) a Merger Agreement providing upon the Merger American Eco would issue for each outstanding share of the Company's Common Stock $3.00 principal amount of 7-1/2% convertible subordinated notes, repayable in three years and convertible at $15 into one share of American Eco Common Shares, subject to approval by stockholders of both companies, consents, regulatory approvals and customary closing conditions.

                    As of February 20, 1998, the Securities Purchase Agreement was closed.

                    The Securities Purchase Agreement gave American Eco the right to designate one member of the Board of Directors of the Company. On February 20, 1998, Michael McGinnis, an executive officer and director of American Eco, was elected to the Board of Directors of the Company for a term expiring in 1999 to fill a vacancy, and also was elected to the Executive Committee of the Company's Board.

                    Notwithstanding the foregoing, American Eco reserves the right, although it has no present intention to do so, either separately or with others, to purchase additional shares of the Company's Common Stock or to sell such shares, depending upon the conclusion of the negotiations for the agreements under the Letter of Intent and the closing of such agreements.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) As of February 20, 1998, American Eco became the beneficial owner of 2,116,385 shares of the Common Stock (including 192,308 shares underlying the Warrants), which constituted 6.7% of the issued and outstanding shares of Common Stock at that date. The percentage of American Eco's beneficial ownership is based upon 31,447,648 shares of Common Stock outstanding as of February 17, 1998, as reported in the Company's Form 10-Q for the fiscal quarter ended December 31, 1997.

                    (b) American Eco possesses the sole power to vote and dispose of 2,116,385 shares of Common Stock (including 192,308 shares underlying the Warrants).

                    (c) During the past 60 days the only transactions by American Eco in the securities of the Company were (i) the purchase described in Item 3 of this Report and (ii) the purchase of 1,000 shares of Common Stock at an aggregate purchase price of $1,875 on February 13, 1998 in an open market transaction.

                    (d)  None.

                    (e)  Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    See Items 4 and 7 of this Report. In addition, the Company granted American Eco certain demand and piggy-back registration rights for the shares of Common Stock purchased under the Securities Purchase Agreement and the shares underlying the Warrants, pursuant to a Registration Rights Agreement.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    1. Letter of Intent, dated February 20, 1998, between American Eco and the Company.

                    2. Securities Purchase Agreement, dated as of February 20, 1998, between American Eco and the Company.

                    3. Warrant Agreement, dated February 20, 1998, issued by the Company.

                    4. Registration Rights Agreement, dated as of February 20, 1998, between American Eco and the Company.

                                      SIGNATURE
                                      ---------


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                   AMERICAN ECO CORPORATION



          Date:  February 27, 1998 By:/s/ Michael E. McGinnis
                                     -----------------------------
                                        Michael E. McGinnis
                                        President and Chief
                                        Executive Officer

                                      SCHEDULE A

                    The name and principal occupation or employment of each executive officer and director of American Eco are as follows:

                                                      PRINCIPAL OCCUPATION
       NAME AND CITIZENSHIP         ADDRESS               OR EMPLOYMENT
     ------------------------ ----------------------  --------------------

     Michael E. McGinnis      11011 Jones Road         Chairman of the Board,
     United States            Houston, Texas  77070    President, Chief
                                                       Executive Officer and a
                                                       Director of American Eco.

     J. C. Pennie             154 University Avenue    Vice-Chairman of the
     Canada                   Suite 200                Board of Directors of
                              Toronto, Ontario M5H 3Y9 American Eco; President,
                                                       Windrush Corporation of
                                                       Ontario, Canada.

     David L. Norris          11011 Jones Road         Senior Vice President
     United States            Houston, Texas  77070    and Chief Financial
                                                       Officer of American Eco.

     Bruce Tobecksen          11011 Jones Road         Vice President and
     United States            Houston, Texas  77070    Treasurer of American
                                                       Eco.

     Barry Cracower           668 Millway Street       Director of American Eco;
     Canada                   Concord, Ontario L4K 3V2 President, Pharmex Rexall
                                                       Drug Stores, Ltd.,
                                                       Concord, Ontario

     William A. Dimma         c/o Trilon               Director of American Eco;
     Canada                   BCE Place                Chairman, Swiss Re Canada
                              181 Bay Street           group of Companies,
                              Toronto, Ontario M5J 2T3 Toronto, Ontario

     Hon. Donald R. Getty     3145 Manulife Place      Director of American Eco;
     Canada                   10180-101 Street         President of Sunnybank
                              Edmonton,                Investments Ltd.,
                              Alberta T5J 3S4          Edmonton, Alberta.

     Francis J. Sorg, Jr.     6830 E. Ironwood Dr.     Director of American Eco.
     United States            Paradise Valley, AZ  85253

                                    EXHIBIT INDEX

         EXHIBIT        DESCRIPTION OF DOCUMENT          PAGE
          NUMBER        -----------------------          ----
          ------


               1.        Letter of Intent, dated February
                         20, 1998, between American Eco and
                         the Company.

               2.        Securities Purchase Agreement,
                         dated as of February 20, 1998,
                         between American Eco and the
                         Company.

               3. Warrant Agreement, dated February 20, 1998, issued by the Company.

               4.        Registration Rights Agreement,
                         dated as of February 20, 1998,
                         between American Eco and the
                         Company.